[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

DAVID S. GOLDSTEIN

DIRECT LINE: 202.383.0606

E-mail: david.goldstein@sutherland.com

April 29, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GE Investments Funds, Inc. – Responses to Comments on Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A File Nos. 2-91369; 811-04041

Commissioners:

On February 10, 2010, GE Investments Funds, Inc. (the “Company”) filed the above-referenced post-effective amendment (the “Amendment”) pursuant to Rule 485(a) under the Securities Act of 1933. By e-mail on March 29, 2010, Mr. Mark Cowan, a member of the staff of the Securities and Exchange Commission (the “Commission”), provided the following comments regarding the Amendment. On behalf of the Company, set forth below are the comments received by the Company and the Company’s responses to those comments:

1.	Fees and Expenses of the Fund

a.	Comment: Please make sure the footnote disclosure is in a type font smaller than that used in the fee table.

Response: The footnote disclosure in the Company’s prospectus is in a font size smaller than that used in the fee table.

b.	Comment: S&P 500 Index Fund. It is unclear the purpose of the footnote, which describes a management fee limitation agreement, but is not reflected in the table. If the agreement will reduce fund operating expenses for no less than one year from the effective date, a fund may add two captions showing the waiver and the fund’s net expenses after deducting the waiver. In such a case, a footnote should describe the period for which the waiver is expected to continue, including the expected termination date, and briefly describing who can terminate the arrangement and under what circumstances. Otherwise, no footnote disclosure should be included.

Securities and Exchange Commission

April 29, 2010

Response: The fee table has been revised to show the waiver and the fund’s net expenses after deducting the waiver. The footnote describes the period for which the waiver is expected to continue.

c.	Comment: International Equity Fund. Please remove footnote one, disclosing that the “Fund’s management fee fluctuates based upon the average daily net assets of the Fund and may be higher or lower than those shown above” because the disclosure is neither required nor permitted by Item 3.

Response: The footnote has been removed.

d.	Comment: Income Fund. Please confirm whether the fee waiver will be in effect for no less than one year. If so, please describe the period for which the waiver is expected to continue, including the expected termination date, and briefly describing who can terminate the arrangement and under what circumstances.

Response: The fee waiver is a contractual waiver by GE Asset Management of the advisory fees it receives from the money market fund in which the Income Fund (and other Funds of the Company) invests for cash sweep purposes. This waiver is reflected in the “Annual Fund Operating Expenses Table in the same manner in which the waiver is reflected in the prospectuses of the other mutual funds managed by GE Asset Management in response to comments from other members of the Commission’s staff. The fee waiver will be in effect for at least a year and is expected to remain in effect indefinitely. The waiver would cease in the event that the Income Fund discontinued investing its affiliated money market fund or if the Company’s board of directors terminated the fee waiver agreement.

e.	Comment: Total Return Fund. Please remove footnote 1 regarding what is included in “other expenses” because the disclosure is neither required nor permitted by Item 3.

Response: The footnote has been removed and the information has been added as a parenthetical to the caption in the table as permitted by Instruction 3(c)(iii) to Item 3 of Form N-1A.

f.	Comment: Money Market Fund and Real Estate Securities Fund. Please remove footnote 1, stating that the fund’s management fee fluctuates based upon the average daily net assets of the fund and may be higher or lower than those shown above, because the disclosure is neither required nor permitted by Item 3.

Response: The footnote has been removed.

Securities and Exchange Commission

April 29, 2010

2.	Expense Example

a.	Comment: Please indicate that the example does not reflect the fees or charges imposed by the insurance company’s separate accounts, which would result in higher expenses.

Response: This disclosure has been added to the introduction to the expense example.

b.	Comment: Please remove the “Share Status” column because it is not permitted or required by the form.

Response: The “Share Status” column has been removed.

c.	Comment: Europe Fund. If a new fund, the expense example should only include the 1- and 3- year period.

Response: The expense example has been revised so that it only includes the 1- and 3- year periods.

3.	Comment: Portfolio Turnover. Please consider removing the disclosure stating higher portfolio turnover “may result in higher taxes when Fund shares are held in a taxable account” as it is not relevant to funds to be held in a variable insurance contract. The disclosure also implies that the funds may be held in a taxable account. In the sections related to purchasing shares, it appears that the funds are only available through variable annuity contracts, variable life insurance policies and qualified plans. Please explain to the staff the circumstances in which the funds may be held in a taxable account.

Response: The disclosure has been revised to remove the above referenced language. Shares of the funds may not be held in a taxable account.

4.	Principal Investment Strategies

a.	Comment: U.S Equity Fund. Please define “large companies.”

Response: Comment accepted and deferred. In order to maintain consistency among the prospectuses of for the various mutual funds managed by GE Asset Management in a substantially similar manner (some of which have become effective), the Company undertakes to add a definition of “large companies” at a later date when this can be coordinated with the same change in all such prospectuses.

Securities and Exchange Commission

April 29, 2010

b.	Comment: Small-Cap Equity Fund. Please explain a “core” investment management style.

Response: Comment accepted and deferred. In order to maintain consistency among the prospectuses of for the various mutual funds managed by GE Asset Management in a substantially similar manner (some of which have become effective), the Company undertakes to add disclosure explaining the “core” investment management style at a later date when this can be coordinated with the same change in all such prospectuses.

c.	Comment: International Equity Fund. As “mid-cap” company risk is listed as a principal risk, please disclose the corresponding strategy that subjects the fund to such a risk. Also, include an explanation of what defines a “mid-cap” company.

Response: Comment accepted and deferred. In order to maintain consistency among the prospectuses of for the various mutual funds managed by GE Asset Management in a substantially similar manner (some of which have become effective), the Company undertakes to revise the disclosures of principal strategies and principal risks to better align the two as requested at a later date when this can be coordinated with the same change in all such prospectuses.

d.	Comment: Europe Equity Fund and Emerging Markets Equity Fund. As “mid-cap” and “small-cap” company risk is listed as a principal risk, please disclose the corresponding strategy that subjects the fund to such a risk. Also, include an explanation of what defines a “mid-cap” and “small-cap” company.

Response: Comment accepted and deferred. Please see the response to Comment 4.c. above.

e.	Comment: Total Return Fund. Please define “large or medium capitalization.”

Response: Comment accepted and deferred. Please see the response to Comment 4.a. above.

5.	Principal risks.

a.	Comment: U.S Equity Fund, Premier Growth Equity Fund, Core Value Equity Fund, Mid-Cap Equity Fund, Small-Cap Equity Fund, International Equity Fund, Europe Equity Fund, Emerging Markets Equity Fund, High Yield Fund. If principal risks, please include risks of investing in foreign securities, debt securities, and derivative instruments. Also, please describes risks specific to investing in equity securities.

Securities and Exchange Commission

April 29, 2010

Response: Comment accepted and deferred. Please see the response to Comment 4.c. above. The risks specific to investing in equity securities are addressed in “Securities Market Risk”, which is included in the principal risk section of each fund.

b.	Comment: S&P 500 Index Fund. Please disclose the risks of investing in derivative instruments.

Response: Comment accepted and deferred. Please see the response to Comment 4.c. above.

c.	Comment: Income Fund. Please include risks specific to asset-backed securities, high yield securities, and foreign debt securities as well as the risks of investing in derivative instruments.

Response: Comment accepted and deferred. Please see the response to Comment 4.c. above.

d.	Comment: Money Market Fund. If principal risks, please describe risks associated with investments in foreign debt securities, Eurodollar deposits and foreign bank deposits.

Response: Comment accepted and deferred. Please see the response to Comment 4.c. above.

e.	Comment: Real Estate Securities Fund. If principal risks, please describe any risks associated with investing in junk bonds as well as foreign securities.

Response: Comment accepted and deferred. Please see the response to Comment 4.c. above.

6.	Performance

a.	Comment: For new funds, please include a place-holder notifying investors that performance information will be available in the summary section in the future.

Response: A place-holder has been added.

b.	Comment: International Equity Fund. Please confirm that the MSCI EAFE Index does not reflect taxes.

Response: The gross version of the MSCI EAFE Index is now shown in the prospectus. The gross version does not reflect the deduction of taxes.

Securities and Exchange Commission

April 29, 2010

7.	Comment: Financial Highlights. Please disclose that the financial highlights do not include separate account charges and that such charges would reduce total return figures.

Response: This disclosure has been added to the introduction to the financial highlights.

*        *        *

In connection with our response to the aforementioned comments, the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (2) comments from the Commission staff or changes to disclosure in response to comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert comments from the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call the undersigned at 202-383-0606 or Cynthia Beyea at 202-383-0472.

Sincerely

/s/ David S. Goldstein
David S. Goldstein

cc:	Jeanne LaPorta, Esq. JoonWon Choe, Esq. Joseph Carucci